11022622

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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n.a. 8/12

SEC Mail Processing Section
JUL 29 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2010 (MM/DD/YY) AND ENDING May 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SF Sentry Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pine Street, Suite 2700

(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leon A. Root **(415) 229-9012**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Ch.D 10/28/11

OATH OR AFFIRMATION

I, **Leon A. Root**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **SF Sentry Securities, Inc.**, as of **May 31, 2011**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Subscribed and sworn to before me this 28th day of July 2011

Notary Public

DANIELLE ALESSANDRA VINJE
Commission # 1864635
Notary Public - California
San Francisco County
My Comm. Expires Sep 12, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for brokers and dealers under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

Report of Independent Registered Public Accounting Firm

To the Shareholders of
SF Sentry Securities, Inc.

We have audited the accompanying statement of financial condition of SF Sentry Securities, Inc. (the "Company") as of May 31, 2011, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy & Weiland LLP

San Francisco, California
July 27, 2011

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

SF Sentry Securities, Inc.
Statement of Financial Condition
May 31, 2011

Assets

Cash, including money market accounts of $59,358	$ 512,374
Commissions receivable from clearing broker	213,382
Other receivable	10,179
Due from affiliates	66,318
Artworks	66,431
Other	4,750
Total assets	$ 873,434

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 289,618
Stockholders' equity:	
Common stock - no par value; authorized 100,000 shares, issued and outstanding 55,000 shares	95,000
Retained earnings	488,816
Total stockholders' equity	583,816
Total liabilities and stockholders' equity	$ 873,434

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Operations
Year Ended May 31, 2011

Revenues:	
Securities commissions	$ 3,084,441
Other income	33,489
Total revenues	3,117,930
Expenses:	
Employee compensation and benefits	1,439,351
Clearance and execution fees	768,160
Office expenses	606,921
Professional fees	176,794
Travel and seminars	79,994
Taxes and licenses	65,165
Total expenses	3,136,385
Net loss before income tax	(18,455)
Income tax provision	(6,782)
Net loss	$ (25,237)

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Changes in Stockholders' Equity
Year Ended May 31, 2011

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balances, May 31, 2010	55,000	$ 95,000	$ 514,053	$ 609,053
Net loss	-	-	(25,237)	(25,237)
Balances, May 31, 2011	55,000	$ 95,000	$ 488,816	$ 583,816

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Cash Flows
Year Ended May 31, 2011

Cash flows from operating activities:	
Net loss	$ (25,237)
Adjustments to reconcile net loss to net cash flows provided by operating activies:	
Decrease in deferred tax asset	5,956
Decrease in commissions receivable from clearing broker	107,333
Increase in other receivable	(10,179)
Decrease in due from affiliates	18,080
Increase in accounts payable and accrued liabilities	120,767
Total adjustments	241,957
Net cash flows provided by operating activities	216,720
Cash, beginning of year	295,654
Cash, end of year	$ 512,374
Supplemental information:	
Income taxes paid	$ 826

See Accompaying Notes to Financial Statements

1. Summary of Business and Significant Accounting Policies

Business

SF Sentry Securities, Inc. (the "Company") was incorporated on June 25, 1990 in the state of California. In November 1990, the Company registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities Exchange Act of 1934. In April 1991, the Company became a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers (NASD). The Company commenced securities transactions in June 1991, and earns income primarily through commissions on the brokerage of securities.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company also maintains cash in money market accounts with its clearing broker which is not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Artworks

Artworks are recorded at cost and tested for impairment annually. Management does not believe that there is impairment in the value of any artworks owned by the Company at May 31, 2011.

Securities Transactions

Securities transactions are recorded on a trade-date basis. Commission revenue and related expenses arising from securities transactions are also recorded on a trade-date basis.

Income Taxes

The Company uses the asset and liability method of accounting to record income taxes. Accordingly, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes.

1. Summary of Business and Significant Accounting Policies (continued)

Income Taxes (continued)

The Company believes that it does not have unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2007.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

3. Related Party Transactions

R. Dirickson owns 95% of the Company and owns 95% of San Francisco Sentry Investment Group, Inc., a registered investment advisor. Certain registered representatives of the Company are also employees of San Francisco Sentry Investment Group, Inc.

Mr. Dirickson is also the 96.5% shareholder of Storie Advisors, LLC, a registered investment advisor, and a 60% shareholder of San Francisco Capital Management, LLC, a registered investment advisor. He is also a 91.18% owner and member of SF Sentry, LLC and an 82.3% owner of SF Special, LLC.

3. Related Party Transactions (continued)

The Company has an expense sharing agreement with affiliates under which it pays expenses on behalf of these affiliates. The Company determines the expense reimbursement amounts based on earnings and cash flows of its affiliates.

At May 31, 2011, the Company had balances due from the following affiliated companies:

San Francisco Sentry Investment Group, Inc.	$ 57,284
San Francisco Capital Management, LLC	8,824
SF Sentry, LLC	110
SF Special, LLC	100
Total due from affiliates	$ 66,318

If an affiliated company is unable to repay the Company for its share of allocated expenses within 90 days of incurrence, the Company may elect to forego repayment of allocated expenses. During the year ended May 31, 2011, the Company did not forgive any expenses allocated to the affiliates.

During the year ended May 31, 2011, the Company earned $3,084,441 in securities commissions from accounts managed by the affiliated registered investment advisors.

4. Pension Plan

In December 1997, an affiliated company established a defined contribution pension and profit sharing and salary deferral plan. The Company may make a discretionary contribution to the plan. Eligible employees of the Company may also elect to participate in a salary deferral plan. There was no discretionary contribution made to this plan by the Company during the year ended May 31, 2011.

5. Lease Obligations

Until October 2010, the Company leased office space along with two affiliated companies, which was accounted for as an operating lease. Effective November 1, 2010, an affiliated company signed a new lease agreement with the landlord and the Company ceased to be the signatory on the lease. Effective the same day, the Company entered into a sub-lease agreement with the affiliated company to lease part of the office on a month-to-month basis. This lease can be cancelled at any time and is accounted for as an operating lease. There are no future minimum lease payments to the affiliate under the lease. Rent expense for the year ended May 31, 2011 was $306,042.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2011, the Company had net capital of $403,505 which was $303,505 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.72 to 1.

7. Income Taxes

The components of income tax expense for the year ended May 31, 2011 are as follows:

Current	
State	$ 826
Deferred	
Federal	5,956
Income tax expense	$ 6,782

For California state income tax purposes, at May 31, 2011, the Company had a net operating loss carryforward totaling $833,744 which can be carried forward to offset future year taxable income. These net operating losses will expire in years 2017 through 2021. For Federal income tax purposes, at May 31, 2011, the Company had a net operating loss carryforward totaling $29,547 which can be carried forward to offset future year taxable income. These net operating losses will expire in years 2029 through 2031.

The Company has not accrued the future benefit of the net operating loss carryforwards and has not recorded a deferred income tax asset since the earning of future net income is not certain.

8. Subsequent Events

Management evaluated subsequent events through July 27, 2011, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
as of May 31, 2011

Firm Name: S F SENTRY SECURITIES, INC. Firm ID: 27432

	Description		**Amount**
1	Total ownership equity		$ 583,816
2	Deduct ownership equity not allowable for net capital		
3	Total ownership equity qualified for net capital		
4	Add:		
	A Allowable subordinated liabilities		
	B Other deductions or credits		
5	Total capital and allowable subordinate loans		583,816
6	Deductions and/or charges		
	A Total non allowable assets	$ 179,124*	
	D Other deductions and/or charges		
	Total deductions and/or charges		(179,124)
7	Other additions and/or allowable credits		
8	Net capital before haircuts		404,692
9.	Haircuts on securities:		
	A Contractual commitments		
	B Subordinated debt		
	C Trading and investment securities		
	1 Exempted securities		
	2 Debt securities		
	3 Options		
	Other securities (money market accounts)	$ 1,187	
	D Undue concentration		
	E Other		
			(1,187)
10	Net Capital		$ 403,505

*6A. Non allowable assets**

Artworks	$ 66,431
Due from affiliates	66,318
Commissions receivable	31,446
Other receivable	10,179
Other	4,750
	$ 179,124

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
as of May 31, 2011

Firm Name: S F SENTRY SECURITIES, INC. Firm ID: 27432

Description	Amount
11 Minimum net capital requirement: (based on Aggregate Indebtedness)	$ 19,308
12 Minimum dollar net capital requirement	100,000
13 Net capital required (greater of line 11 or 12)	100,000
14 Excess net capital (line 10 less line 13)	303,505
15 Net capital less greater of 10% of line 19 or 120% of line 12	$ 283,505
Computation of Aggregate Indebtedness	
16 Total AI liability from balance sheet	$ 289,618
17 Add:	
A Drafts for immediate credit	
B Market value of securities borrowed where no equivalent value is paid or credited	
C Other unrecorded amounts	
19 Total Aggregate Indebtedness	$ 289,618
20 Percentage of aggregate indebtedness to net capital	72%
21 Percentage of aggregate indebtedness to net capital after anticipated withdrawals	72%

SF Sentry Securities, Inc.
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
May 31, 2011

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SCHEDULE III

SF Sentry Securities, Inc.
Information Relating to the Possession
Or Control Requirements Pursuant to Rule 15c3-3
May 31, 2011

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

SF Sentry Securities, Inc.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
May 31, 2011

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 403,505	$ 289,618	72%
Computation per Schedule I	403,505	289,618	72%
Differences	$ -	$ -	-

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

To the Shareholders of
SF Sentry Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of SF Sentry Securities, Inc. (the "Company"), as of and for the year ended May 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy & Weiland LLP

San Francisco, California
July 27, 2011

Harb
Levy
Weiland
ACCOUNTANTS
CONSULTANTS LLP

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon-Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Shareholders of
SF Sentry Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended May 31, 2011, which were agreed to by SF Sentry Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and corresponding check payments noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended May 31, 2011, with the amounts reported in Form SIPC-7 for the year ended May 31, 2011 noting no differences;

3. No adjustments were reported on Form SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy & Weiland LLP

San Francisco, California
July 27, 2011

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended May 31, 2011 Amended
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 7,794.82

B. Less payment made with SIPC-6 filed (exclude interest) (3,940.50)

12/23/10
Date Paid

C. Less prior overpayment applied from original SIPC 7 filed (3,854.32)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SF Sentry Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 21 day of July, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 6.1, 2010
and ending 3.31, 2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $3,117,930

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $3,117,930

2e. General Assessment @ .0025 $7,794.82

(to page 1, line 2.A.)

SF SENTRY SECURITIES, INC.

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

MAY 31, 2011

SF SENTRY SECURITIES, INC.

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

MAY 31, 2011